April 18, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street N.E.

Washington, DC 20549

Attn:  Shannon Davis

John Spitz

Re:	UMB Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-38481

Dear Ms. Davis and Mr. Spitz:

Set forth below are the responses of UMB Financial Corporation (the “Company”) to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 10, 2024 regarding the above-referenced Form 10-K (the “2023 Form 10-K”). For your convenience, the Company has set forth below each Staff comment followed by the Company’s response. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the 2023 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2023

General

1.

We note your presentation of average total tangible shareholder’s equity excluding AOCI and operating return on average tangible equity excluding AOCI as non-GAAP financial measures presented in Exhibit 99.1 to your Form 8-K filed January 30, 2024. These measures represent individually tailored accounting measures given that the adjustment to exclude AOCI has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

The Company respectfully acknowledges the Staff’s comment and will remove the presentation of such non-GAAP measures from future filings with the Commission, unless the Commission would allow such continued disclosure for the following reasons, which the Company believes are important to investors. Similar to many other banks, the Company began disclosing Return on Tangible Common Equity (ROTCE) excluding the impacts of Accumulated Other Comprehensive Income (AOCI) and reconciling this non-GAAP metric in its presentation.

 UMB Financial Corporation

 1010 Grand Boulevard

 Kansas City, Missouri, 64106

 816.860.7000

 816.860.4997 Fax

 800.821.2171 Toll Free

 umb.com

The Company introduced this metric as management believes that, due to rapid increases in interest rates and the resulting material de-valuations of bond portfolio held-for-sale that was captured in AOCI (similarly reducing equity and tangible common equity), the ROTCE metric was exaggerated and would not give investors a true picture of the Company’s profitability. ROTCE excluding AOCI has become a widely accepted metric referenced by Wall Street investors and sell-side analysts, and management believes that this non-GAAP measure may be useful to investors. Prior comparative period return metrics were also reported to give investors a clearer picture on such trends. We also note that excluding mark-to-market valuations is not a new concept, as evidenced in how life insurance companies that have large bond portfolios and market volatility report returns and book value excluding AOCI.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans and Loans Held for Sale, page 40

2.

We note disclosure that your commercial real estate (“CRE”) loan portfolio has increased $1.3 billion, or 16.8%, during fiscal year ended December 31, 2023 and that this portfolio, in general, may be more adversely impacted by conditions in the real estate market or the economy. We also note disclosure in Exhibit 99.2 of your Form 8-K filed on January 30, 2024 that provides detailed disclosures of your CRE loan portfolio. Please revise your future periodic filings, beginning with your Form 10-Q for the fiscal quarter ended March 31, 2024, to further disaggregate the composition of your CRE loan portfolio to address material geographic and other concentrations to the extent material to an investor’s understanding of your CRE loan portfolio. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates and disclose the extent of your exposure by borrower type, such as office, retail, hotel and multifamily.

The Company respectfully acknowledges the Staff’s comment, and will provide in its future filings with the Commission, quantitative and qualitative disclosure regarding its weighted average and/or range of loan-to-value ratios and occupancy rates and disclose the extent of its exposure by borrower type, such as office, retail, hotel and multifamily.

3.

In addition, we note your disclosure on page 13 that failures in your risk management policies, procedures, and controls could adversely affect your ability to manage your CRE loan portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio. Please revise your future filings to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

The Company respectfully acknowledges the Staff’s comment and will revise its future filings with the Commission to add specific details regarding risk management policies, procedures or other actions undertaken by management in response to the current environment.

Sincerely,

/s/ Ram Shankar
Ram Shankar Chief Financial Officer of UMB Financial Corporation